UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

Gibson Energy ULC and GEP Midstream Finance Corp. (together, the “Issuers”) announced today changes to their previously announced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”) and related consent solicitations to effect certain amendments to the indentures governing the Notes.  The Issuers have increased the tender offer consideration for the First Lien Notes from $1,127.75 to $1,131.17 per $1,000 principal amount of First Lien Notes validly tendered and accepted for purchase, and for the Senior Notes from $1,177.50 to $1,212.35 per $1,000 principal amount of Senior Notes validly tendered and accepted for purchase.  The Issuers have also extended the Consent Date and the Early Acceptance Date and amended the condition relating to the Initial Public Offering, as such terms are defined in the respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated May 16, 2011. In addition, to the extent the Issuers accept the tender of any Notes in a given series, they will accept the tender of all Notes in such series.

The consent date for each tender offer, previously scheduled for 5:00 p.m., New York City time, on May 27, 2011, has been extended by the Issuers to 5:00 p.m., New York City time, on May 31, 2011. All holders tendering their Notes on or prior to the new consent date and whose Notes are accepted for purchase will be eligible to receive the consent payment.  Holders may still use the previously distributed Offers to Purchase and Consent Solicitation Statements and the related Letters of Transmittal, dated May 16, 2011, to tender their Notes and deliver their consents.

The tender offers will expire at midnight, New York City time, on June 13, 2011, unless extended or earlier terminated.

A copy of the press release announcing the amendments to the tender offers and consent solicitations is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this report is neither an offer to purchase any outstanding Notes nor a solicitation of tenders with respect to any Notes, nor a solicitation of consents with respect to any Notes. The tender offers and consent solicitations are being made solely pursuant to the terms and subject to the conditions set forth in the Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

	By:	/s/ A. Stewart Hanlon
	Name:	A. Stewart Hanlon
	Title:	President and Chief Executive Officer

Date: May 24, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated May 24, 2011